Exhibit 99.1

Press Release

Eltek Ltd. Reports 2025 Third Quarter Financial Results

Petach Tikva, Israel (November 18, 2025) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the quarter ended September 30, 2025.

Third Quarter 2025 Highlights

▪	Revenues were $13.3 million compared to $13.5 million in Q3 2024

▪	Operating income was $0.05 million compared to $1.9 million in Q3 2024

▪	Net loss was $0.2 million, or $0.03 per fully diluted share

▪	As of September 30, 2025, cash, cash equivalents and short-term deposits amounted $11.6 million

"The Company reported third-quarter sales of $13.3 million and nine-month sales of $38.6 million for the period ended September 30, 2025,” said Eli Yaffe, Chief Executive Officer of Eltek. “Revenues for the third quarter increased by 6% compared to the second quarter of this year reflecting the Company’s ongoing organic growth, driven by strong demand from defense customers and a gradual recovery in the high-end industrial sector. Sales to the defense market represented approximately 63% of total quarterly revenues."

Mr. Yaffe continued: “Gross profit for the quarter was $1.6 million. Our profitability was significantly impacted by the sharp depreciation of the U.S. dollar against the NIS that occurred toward the end of the second quarter of 2025, which increased the reported dollar value of our NIS-denominated expenses. The Company continues to invest significant effort in improving manufacturing efficiency and achieving its targeted gross margin.”

Mr. Yaffe concluded: “We are in the final stages of preparing the new production hall for the installation and commissioning of the coating lines—an important milestone in expanding our manufacturing infrastructure and supporting Eltek’s long-term growth objectives.”

Third Quarter 2025 GAAP Financial Results

Revenues for the third quarter of 2025 were $13.3 million, compared to $13.5 million in the third quarter of 2024;

Gross profit for the third quarter of 2025 was $1.6 million (12% of revenues) compared to $3.5 million (26% of revenues) in the third quarter of 2024.

Operating income for the third quarter of 2025 was $0.05 million compared to operating income of $1.9 million in the third quarter of 2024;

Financial expenses for the third quarter of 2025 were $0.3 million compared to financial income of $0.1 million in the third quarter of 2024. Financial expenses primarily resulted from the erosion of the U.S. dollar against the Israeli Shekel during the quarter.

Net loss for the third quarter of 2025 was $0.2 million, or $0.03 per fully diluted share, compared to net income of $1.7 million, or $0.25 per fully diluted share, in the third quarter of 2024.

Third Quarter 2025 Non-GAAP Financial Results

EBITDA for the third quarter of 2025 was $0.6 million (5% of revenues) compared to EBITDA of $2.3 million (17% of revenues) in the third quarter of 2024.

First Nine Months 2025 GAAP Financial Results

Revenues for the first nine months of 2025 were $38.6 million compared to $35.8 million in the first nine months of 2024;

Gross profit for the first nine months of 2025 was $6.8 million (18% of revenues) compared to $8.4 million (23% of revenues) in the first nine months of 2024;

Operating profit for the first nine months of 2025 was $2.2 million compared to operating profit of $4.0 million in the first nine months of 2024;

Financial expenses for the first nine months of 2025 were $0.8 million compared to financial income of $1.0 million in the first nine months of 2024. The difference is mainly due to the erosion of the US Dollar exchange rate against the Israeli Shekel.

Net profit for the first nine months of 2025 was $1.1 million, or $0.17 per fully diluted share, compared to net profit of $4.2 million, or $0.63 per fully diluted share, in the first nine months of 2024.

First Nine Months 2025 Non-GAAP Financial Results

EBITDA for the first nine months of 2025 was a $3.8 million (10% of revenues) compared to EBITDA of $5.2 million (14% of revenues) in the first nine months of 2024.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides EBITDA, a non-GAAP measure. This non-GAAP measure is not in accordance with, nor is it a substitute for, GAAP measures. This non-GAAP measure is intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measure presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Conference Call

Today, Tuesday, November 18, 2025, at 9:00am Eastern Time (16:00pm Israel Time, 6:00am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs) and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high-quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of currency movements between the US Dollar exchange rate against the Israeli Shekel, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
U.S dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Revenues	13,267	13,520	38,552	35,769
Costs of revenues	(11,671)	(10,003)	(31,725)	(27,364)

Gross profit	1,596	3,517	6,827	8,405

Research and development expenses, net	-	(17)	(50)	(79)
Selling, general and administrative expenses	1,546	(1,592)	(4,546)	(4,292)

Operating income	50	1,908	2,231	4,034

Financial income (expense), net	(287)	137	(795)	976

Income (loss) before income tax	(237)	2,045	1,436	5,010

Income tax expenses (tax benefit)	(6)	333	300	808

Net income (loss)	(231)	1,712	1,136	4,202

Earnings per share:
Basic net income (loss) per ordinary share	(0.03)	0.26	0.17	0.64

Diluted net income (loss) per ordinary share	(0.03)	0.25	0.17	0.63

Weighted average number of ordinary shares used to compute
basic net income (loss) per ordinary share (in thousands)	6,719	6,710	6,716	6,597

Weighted average number of ordinary shares used to compute
diluted net income (loss) per ordinary share (in thousands)	6,796	6,768	6,789	6,675

Eltek Ltd.
Consolidated Balance Sheets
U.S dollars in thousands

	September 30,	December 31,
	2025	2024

Assets

Current assets:
Cash and cash equivalents	2,124	7,575
Short-term bank deposits	9,514	9,663
Trade receivables (net of allowance for credit losses)	14,196	11,786
Inventories	12,358	9,488
Other accounts receivable and prepaid expenses	405	602

Total current assets	38,597	39,114

Long term assets:
Severance pay fund	62	56
Deferred tax assets, net	288	496
Operating lease right of use assets	6,304	5,911
Total long term assets	6,654	6,463

Property and equipment, net	19,805	14,578

Total Assets	65,056	60,155

Liabilities and Shareholder's equity

Current liabilities:
Trade payables	6,843	7,367
Other accounts payable and accrued expenses	5,779	5,136
Short-term operating lease liabilities	1,070	827

Total current liabilities	13,692	13,330

Long-term liabilities:
Accrued severance pay	559	443
Long-term operating lease liabilities	5,353	5,190

Total long-term liabilities	5,912	5,633

Shareholders' equity:
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at September 30, 2025 and December 31, 2024; Issued and outstanding: 6,715,624 shares at September 30, 2025 and 6,714,040 shares at December 31, 2024	6,012	6,011
Additional paid-in capital	32,662	32,627
Foreign currency translation adjustments	4,627	664
Capital reserve	2,908	2,507
Accumulated deficit	(757)	(617)
Total shareholders' equity	45,452	41,192
Total liabilities and shareholders' equity	65,056	60,155

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
U.S dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

GAAP net income (loss)	(231)	1,712	1,136	4,202
Add back items:

Financial expenses (income), net	287	(137)	795	(976)
Income tax expenses (benefit)	(6)	333	300	808
Depreciation and amortization	563	388	1,530	1,141
Non-GAAP EBITDA	613	2,296	3,761	5,175

Eltek Ltd.
Consolidated Statement of Cash flow
U.S dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Cash flows from operating activities:

Net Income (loss)	(231)	1,712	1,136	4,202
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation	563	388	1,530	1,141
Unrealized financing expenses (income), net	11	115	477	(71)
Share-based compensation	131	160	401	446
Decrease in deferred tax assets	27	313	229	404
	732	976	2,637	1,920

Decrease (increase) in operating lease right-of-use assets	19	1	19	4
Decrease (increase) in trade receivables	626	(2,735)	(1,107)	(2,218)
Decrease (increase) in other receivables and prepaid expenses	(10)	292	237	601
Decrease (increase) in inventories	857	(256)	(1,755)	(821)
Increase (decrease) in trade payables	(137)	1,087	(2,137)	551
Increase (decrease) in other liabilities and accrued expenses	127	538	99	289
Increase (decrease) in employee severance benefits, net	19	32	65	2
	1,501	(1,041)	(4,579)	(1,592)

Net cash provided by (used in) operating activities	2,002	1,647	(806)	4,530

Cash flows from investing activities:
Purchase of fixed assets	(1,386)	(1,967)	(4,266)	(7,914)
Withdrawal of (investment in) short-term bank deposits, net	-	(134)	534	(6,668)
Net cash used in investing activities	(1,386)	(2,101)	(3,732)	(14,582)

Cash flows from financing activities:
Exercise of options	28	17	36	278
Dividend distribution	-	-	(1,276)	-
Issuance of shares, net	-	-	-	9,312
Net cash provided by (used in) financing activities	28	17	(1,240)	9,590

Effect of translation adjustments	(290)	108	327	(268)

Net increase (decrease) in cash and cash equivalents	354	(329)	(5,451)	(730)

Cash and cash equivalents at the beginning of the period	1,770	8,877	7,575	9,278

Cash and cash equivalents at the end of the period	2,124	8,548	2,124	8,548